Merrill Lynch & Co., Inc.	Exhibit 99.1
Reconciliation of Non-GAAP Measures
Merrill Lynch adopted Statement of Financial Accounting Standards No. 123 (as revised in 2004) for stock-based employee compensation during the first quarter of 2006. Additionally, as a result of a comprehensive review of the retirement provisions in its stock-based compensation plans, Merrill Lynch also modified the retirement eligibility requirements of existing stock awards in order to facilitate transition to more stringent retirement eligibility requirements for future stock awards. These modifications and the adoption of the new accounting standard required Merrill Lynch to accelerate the recognition of compensation expenses for affected stock awards, resulting in the “one-time compensation expenses.” These changes represent timing differences and are not economic in substance.
During the third quarter of 2006, Merrill Lynch completed the merger of its Merrill Lynch Investment Managers business with BlackRock, Inc. Merrill Lynch recognized a gain associated with this merger along with other non-recurring expenses, collectively “Impact of BlackRock Merger”.
Management believes that while the results excluding these one-time compensation expenses and the impact of the BlackRock merger are considered non-GAAP measures, they depict the operating performance of the company more clearly and enable more appropriate period-to-period comparisons.
Earnings Summary

	For the Year Ended December 29, 2006(1)
	Excluding One-time
	Compensation	Impact of One-time
	Expenses & Impact of	Compensation		Impact of
(in millions, except per share amounts)	BlackRock Merger	Expenses		BlackRock Merger		GAAP Basis
Net Revenues (a)	$32,690	$—		$1,969		$34,659

Non-Interest Expenses
Compensation and benefits (b)	15,100	1,759		144		17,003
Non-compensation expenses (c)	7,172	—		58		7,230

Total Non-Interest Expenses	22,272	1,759		202		24,233

Earnings Before Income Taxes (d)	10,418	(1,759)		1,767		10,426
Income Tax Expense (e)	2,847	(582)		662		2,927

Net Earnings	$7,571	$(1,177)		$1,105		$7,499

Preferred Stock Dividends	$188	$—		$—		$188

Net Earnings Applicable to Common Stockholders	$7,383	$(1,177)		$1,105		$7,311

Earnings Per Common Share
Basic	$8.52	$(1.37	)(2)	$1.27	(2)	$8.42
Diluted	$7.68	$(1.23	)(2)	$1.14	(2)	$7.59
Average Shares Used in Computing Earnings Per Common Share
Basic	866.7	1.4		—		868.1
Diluted	961.5	1.5		—		963.0

Financial Ratios

	For the Year Ended(1)
	December 29, 2006
	Excluding One-time
	Compensation
	Expenses & Impact of
	BlackRock Merger	GAAP Basis
Ratio of compensation and benefits to net revenues (b)/(a)	46.2%	49.1%
Ratio of non-compensation expenses to net revenues (c)/(a)	21.9%	20.9%
Effective Tax Rate (e)/(d)	27.3%	28.1%
Pre-tax Profit Margin (d)/(a)	31.9%	30.1%

Average Common Equity	$34,354	$34,354
Impact of one-time compensation expenses and the BlackRock merger	(130)	—

Average Common Equity	34,224	34,354
Return on Average Common Equity	21.6%	21.3%

(1)	For purposes of comparison with previously published results, data excluding the impact of the one-time compensation expenses and the BlackRock merger assumes the impact is limited to the first and third quarter of 2006, respectively.

(2)	EPS calculated using weighted average shares for the year.

Segment Data

	For the Year Ended
	Dec. 29,	Dec. 30,	Percent
(dollars in millions)	2006	2005	Inc / (Dec)
Global Markets & Investment Banking
Global Markets
FICC	$8,133	$6,210	31%
Equity Markets	6,730	4,356	54

Total Global Markets net revenues	14,863	10,566	41
Investment Banking (1)
Origination:
Debt	1,735	1,444	20
Equity	1,220	952	28
Strategic Advisory Services	1,099	882	25

Total Investment Banking net revenues	4,054	3,278	24

Total net revenues (a)	18,917	13,844	37

Pre-tax earnings	5,751	4,990	15
Impact of one-time compensation expenses	1,369	—	N/M

Pre-tax earnings excluding one-time compensation expenses (b)	7,120	4,990	43
Pre-tax profit margin	30.4%	36.0%
Pre-tax profit margin excluding one-time compensation expenses (b)/(a)	37.6%	36.0%

Global Wealth Management
Global Private Client
Fee-based revenues	$5,813	$5,062	15%
Transactional and origination revenues	3,301	3,207	3
Net interest profit and related hedges(2)	2,148	1,808	19
Other revenues	304	316	(4)

Total Global Private Client net revenues	11,566	10,393	11

Global Investment Management net revenues	541	409	32

Total net revenues (a)	12,107	10,802	12

Pre-tax earnings	2,447	2,215	10
Impact of one-time compensation expenses	281	—	N/M

Pre-tax earnings excluding one-time compensation expenses (b)	2,728	2,215	23
Pre-tax profit margin	20.2%	20.5%
Pre-tax profit margin excluding one-time compensation expenses (b)/(a)	22.5%	20.5%

Merrill Lynch Investment Managers
Total net revenues (a)	$1,900	$1,807	5%

Pre-tax earnings	637	586	9
Impact of one-time compensation expenses	109	—	N/M

Pre-tax earnings excluding one-time compensation expenses (b)	746	586	27
Pre-tax profit margin	33.5%	32.4%
Pre-tax profit margin excluding one-time compensation expenses (b)/(a)	39.3%	32.4%

Corporate
Total net revenues	$1,735	$(431)	N/M %
Impact of BlackRock merger	(1,969)	—	N/M

Total net revenues excluding the BlackRock merger	(234)	(431)	(46)
Pre-tax earnings	1,591	(560)	N/M
Impact of BlackRock merger	(1,767)	—	N/M

Pre-tax earnings excluding the BlackRock merger	(176)	(560)	(69)

Total
Total net revenues	$34,659	$26,022	33%
Impact of BlackRock merger	(1,969)	—	N/M

Total net revenues excluding the BlackRock merger (a)	32,690	26,022	26
Pre-tax earnings	10,426	7,231	44
Impact of BlackRock merger	(1,767)	—	N/M
Impact of one-time compensation expenses	1,759	—	N/M

Pre-tax earnings excluding BlackRock merger and one-time compensation expenses (b)	10,418	7,231	44
Pre-tax profit margin	30.1%	27.8%
Pre-tax profit margin excluding BlackRock merger and one-time compensation expenses (b)/(a)	31.9%	27.8%

N/M = Not Meaningful
Note: Certain prior period amounts have been reclassified to conform to the current period presentation.
(1)	A portion of Origination revenue is recorded in the Global Wealth Management segment.

(2)	Includes interest component of non-qualifying derivatives which are included in Other Revenues.